CHRISTOPHER J. HUBBERT | Partner Direct: 216.736.7215 | CJH@kjk.com

VIA EMAIL & EDGAR

September 2, 2022

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Attn: Evan Ewing

Re:	NovAccess Global Inc.
Registration Statement on Form S-1 Filed June 23, 2022 File No. 333-265800

Dear Mr. Ewing:

Please accept this correspondence as NovAccess Global Inc.’s response to the comment contained in the commission’s letter of July 8, 2022 regarding the company’s Registration Statement on Form S-1 filed June 23, 2022. For your convenience, we have repeated the commission’s comment (in italics) before our response.

We note that your shares are quoted on the OTC Pink marketplace. Please be advised that an at-the-market resale offering under Rule 415 is not available for registrants quoted on the OTC Pink marketplace. To sell shares at market prices, we require an existing trading market for those shares, and we do not consider the OTC Pink to be such a market for purposes of satisfying Item 501(b)(3) of Regulation S-K. Please revise your prospectus to set a fixed price at which the selling shareholders will offer and sell their shares for the duration of the offering. Please make the appropriate revisions on the front cover page, offering section and plan of distribution section.

On August 1, 2022, the quotation of NovAccess’ shares of common stock was upgraded from the OTC Pink Market to the OTCQB Market. The company’s shares will continue to trade under the symbol “XSNX.” The OTCQB qualifies as an existing trading market for purposes of satisfying Item 501(b)(3) of Regulation S-K, permitting an at-the-market resale offering under Rule 415 of the Securities Act of 1933. NovAccess has filed Amendment No. 1 to its Form S-1 updating the market information for the company’s common stock. The amendment includes additional revisions updating other information to reflect the passage of time from the company’s initial June 23 filing. We have attached a copy of the amendment marked to show changes from the initial filing to assist your review.

Please do not hesitate to contact me if you require additional information regarding this matter or have further comments.

Sincerely,

/s/ Christopher J. Hubbert

CHRISTOPHER J. HUBBERT

cc:         Sergio Chinos, Securities and Exchange Commission

          Neil J. Laird, CFO, NovAccess Global Inc.

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